EX 99.28(d)(56)(vii)

Amendment

to

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Wellington Management Company LLP

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and Wellington Management Company LLP, a Delaware limited liability partnership and registered investment adviser ("Sub-Adviser").

Whereas, the Adviser and Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 3rd day of May, 2004, as Amended and Restated effective as of the 1st day of December, 2012, and as further amended ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust ("Trust"), as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. "Management."

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

The following shall be inserted as sub-paragraph l) in Section 3. "Management." under the heading entitled: "The Sub-Adviser further agrees that it:"

l)
at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser's duties under this Agreement.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed and effective as of August 31, 2016.

Jackson National Asset Management, LLC		Wellington Management Company LLP

By:	/s/ Mark D. Nerud	By:	/s/ Charles Argyle
Name:	Mark D. Nerud	Name:	Charles Argyle
Title:	President and CEO	Title:	Senior Managing Director